Leavenworth SportArena LLC

Financial Statements

For the fiscal years ended December 31, 2023 and December 31, 2024

(Unaudited)

Leavenworth SportArena LLC - Balance Sheets

	2024	2023	Increase (Decrease)
	01/01/2024-12/31/2024	01/01/2023-12/31/2023	01/01/2024-12/31/2024
ASSETS	$0.00	$0.00	$0.00
Current Assets:	$0.00	$0.00	$0.00
Cash	$0.00	$0.00	$0.00
Petty Cash	$0.00	$0.00	$0.00
Accounts Receivables	$0.00	$0.00	$0.00
Inventory	$0.00	$0.00	$0.00
Prepaid Expenses	$0.00	$0.00	$0.00
Employee Advances	$0.00	$0.00	$0.00
Temporary Investments	$0.00	$0.00	$0.00
Total Current Assets	$0.00	$0.00	$0.00
Fixed Assets:			
Land	$0.00	$0.00	$0.00
Buildings	$0.00	$0.00	$0.00
Furniture and Equipment	$0.00	$0.00	$0.00
Computer Equipment	$0.00	$0.00	$0.00
Vehicles	$0.00	$0.00	$0.00
Less: Accumulated Depreciation	$0.00	$0.00	$0.00
Total Fixed Assets	$0.00	$0.00	$0.00
Other Assets:			
Trademarks	$0.00	$0.00	$0.00
Patents	$0.00	$0.00	$0.00
Security Deposits	$0.00	$0.00	$0.00
Other Assets	$0.00	$0.00	$0.00
Total Other Assets	$0.00	$0.00	$0.00
			$0.00
TOTAL ASSETS	**$0.00**	**$0.00**	**$0.00**
LIABILITIES			
Current Liabilities:			
Accounts Payable	$0.00	$0.00	$0.00
Business Credit Cards	$0.00	$0.00	$0.00
Sales Tax Payable	$0.00	$0.00	$0.00
Payroll Liabilities	$0.00	$0.00	$0.00

Other Liabilities	$0.00		$0.00		$0.00
Current Portion of Long-Term Debt	$0.00		$0.00		$0.00
Total Current Liabilities	$0.00		$0.00		$0.00
Long-Term Liabilities:					
Notes Payable	$0.00		$0.00		$0.00
Mortgage Payable	$0.00		$0.00		$0.00
Less: Current portion of Long-term debt	$0.00		$0.00		$0.00
Total Long-Term Liabilities	$0.00		$0.00		$0.00
EQUITY					
Capital Stock/Partner's Equity	$0.00		$0.00		$0.00
Opening Retained Earnings	$0.00		$0.00		$0.00
Dividends Paid/Owner's Draw	$0.00		$0.00		$0.00
Net Income (Loss)	$0.00		$0.00		$0.00
Total Equity	$0.00		$0.00		$0.00
TOTAL LIABILITIES & EQUITY	**$0.00**		**$0.00**		**$0.00**
Balance Sheet Check	$0.00		$0.00		$0.00

Leavenworth SportArena LLC - Income Statements

	2024	2023	Increase (Decrease)
	01/01/2024-12/31/2024	01/01/2023-12/31/2023	01/01/2024-12/31/2024
REVENUES	$0.00	$0.00	$0.00
Skating Sessions	$0.00	$0.00	$0.00
Ticketed Events	$0.00	$0.00	$0.00
Concessions and Merchandise Sales	$0.00	$0.00	$0.00
Faclity Rentals			
Other Revenue	$0.00	$0.00	$0.00
TOTAL REVENUES	**$0.00**	**$0.00**	**$0.00**
COST OF GOODS SOLD			
Skating Sessions	$0.00	$0.00	$0.00
Ticketed Events	$0.00	$0.00	$0.00
Concessions and Merchandise Sales	$0.00	$0.00	$0.00
Faclity Rentals			
Salaries-Direct	$0.00	$0.00	$0.00
Payroll Taxes and Benefits-Direct	$0.00	$0.00	$0.00
Depreciation-Direct	$0.00	$0.00	$0.00
Supplies	$0.00	$0.00	$0.00
Other Direct Costs	$0.00	$0.00	$0.00
TOTAL COST OF GOODS SOLD	$0.00	$0.00	$0.00
GROSS PROFIT (LOSS)	$0.00	$0.00	$0.00
OPERATING EXPENSES			
Advertising and Promotion	$0.00	$0.00	$0.00
Automobile/Transportation	$0.00	$0.00	$0.00
Bad Debts/Losses and Thefts	$0.00	$0.00	$0.00
Bank Service Charges	$0.00	$0.00	$0.00
Business Licenses and Permits	$0.00	$0.00	$0.00
Charitable Contributions	$0.00	$0.00	$0.00
Computer and Internet	$0.00	$0.00	$0.00
Continuing Education	$0.00	$0.00	$0.00
Depreciation-Indirect	$0.00	$0.00	$0.00
Dues and Subscriptions	$0.00	$0.00	$0.00

Insurance	$0.00	$0.00	$0.00
Meals and Entertainment	$0.00	$0.00	$0.00
Merchant Account Fees	$0.00	$0.00	$0.00
Miscellaneous Expense	$0.00	$0.00	$0.00
Office Supplies	$0.00	$0.00	$0.00
Payroll Processing	$0.00	$0.00	$0.00
Postage and Delivery	$0.00	$0.00	$0.00
Printing and Reproduction	$0.00	$0.00	$0.00
Professional Services - Legal, Accounting	$0.00	$0.00	$0.00
Occupancy	$0.00	$0.00	$0.00
Rental Payments	$0.00	$0.00	$0.00
Salaries-Indirect	$0.00	$0.00	$0.00
Payroll Taxes and Benefits-Indirect	$0.00	$0.00	$0.00
Subcontractor	$0.00	$0.00	$0.00
Telephone	$0.00	$0.00	$0.00
Travel	$0.00	$0.00	$0.00
Utilities	$0.00	$0.00	$0.00
Website Development	$0.00	$0.00	$0.00
TOTAL OPERATING EXPENSES	$0.00	$0.00	$0.00
OPERATING PROFIT (LOSS)	$0.00	$0.00	$0.00
INTEREST (INCOME), EXPENSE & TAXES			
Interest (Income)	$0.00	$0.00	$0.00
Interest Expense	$0.00	$0.00	$0.00
Income Tax Expense	$0.00	$0.00	$0.00
TOTAL INTEREST (INCOME), EXPENSE & TAXES	$0.00	$0.00	$0.00
NET INCOME (LOSS)	**$0.00**	**$0.00**	**$0.00**

Leavenworth SportArena LLC – Statement of Cash Flows

	2024		2023		Increase (Decrease)
	01/01/2024-12/31/2024		01/01/2023-12/31/2023		01/01/2024-12/31/2024
BEGINNING CASH ON HAND	$0.00		$0.00		$0.00
ADD: CASH RECEIPTS					
Cash Sales	$0.00		$0.00		$0.00
Collections from Customer Credit Accounts	$0.00		$0.00		$0.00
Loan or Other Cash Injection	$0.00		$0.00		$0.00
Interest Income	$0.00		$0.00		$0.00
Income Tax Refund	$0.00		$0.00		$0.00
Misc. Cash Receipts	$0.00		$0.00		$0.00
TOTAL CASH RECEIPTS	**$0.00**		**$0.00**		**$0.00**
LESS: CASH PAYMENTS					
COST OF GOODS SOLD:					
Direct Product/Service Costs	$0.00		$0.00		$0.00
Salaries-Direct	$0.00		$0.00		$0.00
Payroll Taxes and Benefits-Direct	$0.00		$0.00		$0.00
Supplies	$0.00		$0.00		$0.00
Other Costs	$0.00		$0.00		$0.00
Sub-Total Cost of Goods Sold	**$0.00**		**$0.00**		**$0.00**
OPERATING EXPENSES:					
Advertising and Promotion	$0.00		$0.00		$0.00
Automobile/Transportation	$0.00		$0.00		$0.00
Bank Service Charges	$0.00		$0.00		$0.00
Business Licenses and Permits	$0.00		$0.00		$0.00
Charitable Contributions	$0.00		$0.00		$0.00
Computer and Internet	$0.00		$0.00		$0.00
Continuing Education	$0.00		$0.00		$0.00
Dues and Subscriptions	$0.00		$0.00		$0.00
Insurance	$0.00		$0.00		$0.00
Meals and Entertainment	$0.00		$0.00		$0.00

Merchant Account Fees	$0.00	$0.00	$0.00
Miscellaneous Expense	$0.00	$0.00	$0.00
Office Supplies	$0.00	$0.00	$0.00
Payroll Processing	$0.00	$0.00	$0.00
Postage and Delivery	$0.00	$0.00	$0.00
Printing and Reproduction	$0.00	$0.00	$0.00
Professional Services - Legal, Accounting	$0.00	$0.00	$0.00
Occupancy	$0.00	$0.00	$0.00
Rental Payments	$0.00	$0.00	$0.00
Salaries-Indirect	$0.00	$0.00	$0.00
Payroll Taxes and Benefits-Indirect	$0.00	$0.00	$0.00
Subcontractor	$0.00	$0.00	$0.00
Telephone	$0.00	$0.00	$0.00
Travel	$0.00	$0.00	$0.00
Utilities	$0.00	$0.00	$0.00
Website Development	$0.00	$0.00	$0.00
Sub-Total Operating Expenses	**$0.00**	**$0.00**	**$0.00**
OTHER EXPENSE PAYMENTS			
Interest Expense	$0.00	$0.00	$0.00
Income Tax Expense	$0.00	$0.00	$0.00
Cash Disbursements to Owners	$0.00	$0.00	$0.00
Sub-Total Other Expense Payments	**$0.00**	**$0.00**	**$0.00**
TOTAL CASH PAYMENTS	**$0.00**	**$0.00**	**$0.00**
NET CASH CHANGE - Inflow (Outflow)	**$0.00**	**$0.00**	**$0.00**
CASH POSITION (end of month)	**$0.00**	**$0.00**	**$0.00**

Leavenworth SportArena LLC – Statement of Stockholders Equity

	2024 01/01/2024-12/31/2024				2023 01/01/2023-12/31/2023		
	Common Stock	Retained Earnings	Total		Common Stock	Retained Earnings	Total
BEGINNING BALANCE	$0.00	$0.00	$0.00		$0.00	$0.00	$0.00
Issuance of Common Stock	$0.00	$0.00	$0.00		$0.00	$0.00	$0.00
Net Income	$0.00	$0.00	$0.00		$0.00	$0.00	$0.00
Cash Dividend	$0.00	$0.00	$0.00		$0.00	$0.00	$0.00
ENDING BALANCE	**$0.00**	**$0.00**	**$0.00**		**$0.00**	**$0.00**	**$0.00**

Leavenworth SportArena LLC - Notes To The Financial Statements

ORGANIZATION AND PURPOSE

Leavenworth SportArena LLC is a corporation organized under the laws of the State of Washington. The Company intends to operate an outdoor, seasonal ice rink in the town of Leavenworth, WA beginning in October 2025. Revenue will be derived from recreational skating session ticket sales, event ticket sales, sale of concessions and merchandise, facility rentals, and sponsorship sales.

NON-OPERATIONAL DURING THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND DECEMBER 31, 2024

Leavenworth SportArena LLC did not generate any revenue or expenses during these periods.